EXHIBIT 99.1

For Immediate Release	Date: April 13, 2023
23-30-TR

Teck Board of Directors Unanimously Rejects Revised Unsolicited Proposal

from Glencore

Glencore’s revised proposal is materially unchanged and still not in best interest of Teck

Board recommends shareholders vote FOR separation and dual class amendment

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that its Board of Directors has reviewed and unanimously rejected a revised unsolicited acquisition proposal from Glencore plc, received on April 11, 2023, which would see that company acquire Teck.

Consistent with its fiduciary duties and in consultation with its financial and legal advisors, Teck’s Board of Directors (the “Board”) conducted a detailed review and assessment of the revised unsolicited proposal and, on the recommendation of the independent Special Committee of the Board, determined that the revised proposal is not in the best interests of Teck or its shareholders. The Teck Board and management team remain fully confident that Teck’s planned separation creates a greater spectrum of value enhancing opportunities for both Teck Metals and Elk Valley Resources (“EVR”).

“Glencore has made two opportunistic and unrealistic proposals that would transfer significant value to Glencore at the expense of Teck shareholders,” said Sheila Murray, Chair of the Board, Teck. “Teck’s proposed separation creates a significantly greater spectrum of opportunities to maximize value for Teck shareholders. The Special Committee and Board continue to recommend that shareholders vote for the proposed separation into Teck Metals and EVR as the best pathway to fully realize the greatest value.”

“Glencore recognizes that post-separation it would be exposed to significantly greater competition from other parties, which is why it is trying to frustrate Teck’s separation process,” said Jonathan Price, CEO, Teck. “The fundamental flaws of Glencore’s revised proposal continue to make it a non-starter. It does not address major inherent risks including substantial regulatory hurdles, jurisdictional and ESG concerns, and diluting the base metals business with significant oil trading.”

“Now, pre-separation, is not the time to explore a transaction of this nature,” said Dr. Norman Keevil, Chairman Emeritus, Teck. “I have the utmost confidence in the Board’s and our management teams’ strategy to maximize value for each of Teck Metals’ and EVR’s shareholders after the separation.”

In reaching the decision to reject Glencore’s revised proposal, Teck’s independent Special Committee and Board identified key factors, including:

•	Destruction of value:
o	Eliminates the ability of Teck to explore a greater spectrum of opportunities to maximize value post separation, with the benefit of greater competition from a wider range of potential parties.

o	Removes Teck shareholders’ choice to remain invested in a leading, pure-play steelmaking coal business.
•	Does not address material risks:
o	Exposes shareholders to significant jurisdictional risk.
o	Contaminates metals with one of the world’s largest oil trading businesses.
o	Poor ESG track record and unresolved investigations.

•	Significant execution risks and uncertainty:
o	Regulatory uncertainty that could take up to 24 months to resolve, if at all during which time the value of the transaction to Teck shareholders would be at significant risk to factors beyond Teck’s control.
o	Value uncertainty of Glencore’s stock during this protracted regulatory period.
o	No clear plan by Glencore to exit coal; Teck shareholders could remain exposed to thermal coal for an uncertain period of time.

•	No increase in value: The revised proposal does not increase the overall total value to Teck shareholders.

In contrast, Teck’s pending separation provides shareholders with a greater set of options to maximize value. The separation minimizes execution risk, provides a path to fulfill the full potential of Teck Metals, realizes significant value for the high-quality steelmaking coal assets of EVR and does not foreclose future opportunities for other value enhancing transactions.

Teck’s Board of Directors continues to unanimously recommend that shareholders approve the previously announced reorganization of Teck’s business and proposal to introduce a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck, among other items of business, at the annual and special meeting of shareholders on April 26, 2023.

Teck communicated its response to Glencore in a letter dated today.

To view the management proxy circular providing more information on these proposals click here. For instructions on voting for Teck shareholders, go to www.teckagsm.com.

Advisors
Barclays Capital Canada Inc. and Ardea Partners LP are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

2

Forward-Looking Statements

This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding Teck’s planned separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements related to anticipated risks of Glencore’s proposal, including with respect to execution, timing and exposure to thermal coal and oil trading, and Teck’s assessment thereof as compared to its own planned separation transaction; statements related to the opportunity for future transactions involving Teck Metals or EVR; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: future actions taken by Glencore in connection with its unsolicited proposal; fluctuations in supply and demand in steelmaking coal, base metals and specialty metals markets; changes in competitive pressures, including pricing pressures; timing and receipt of requisite shareholder and court approvals; the recent global banking crisis and conditions and changes in credit markets; changes in capital markets; changes in currency and exchange rates; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect effective tax rates. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors” and our management information circular in respect of our annual and special meeting of shareholders on April 26, 2023, each filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com). Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, Teck does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

3